UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Air Products and Chemicals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

009158106

(CUSIP Number)

Steve Fraidin, Esq.

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

With a Copy to:

Richard M. Brand, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

212-504-5757

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 009158106	Page 2

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,973,076
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,973,076
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,973,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%(1)
14	TYPE OF REPORTING PERSON IA

(1)	Calculated based on 216,549,704 shares of the Common Stock, $1 par value, of Air Products and Chemicals, Inc., outstanding as of June 30, 2016, as reported in Air Products and Chemicals, Inc.’s quarterly report on Form 10-Q filed on July 29, 2016.

SCHEDULE 13D

CUSIP NO. 009158106	Page 3

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,973,076
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,973,076
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,973,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%(2)
14	TYPE OF REPORTING PERSON OO

(2)	Calculated based on 216,549,704 shares of the Common Stock, $1 par value, of Air Products and Chemicals, Inc., outstanding as of June 30, 2016, as reported in Air Products and Chemicals, Inc.’s quarterly report on Form 10-Q filed on July 29, 2016.

SCHEDULE 13D

CUSIP NO. 009158106	Page 4

1	NAME OF REPORTING PERSON PS V GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,025,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,025,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,025,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%(3)
14	TYPE OF REPORTING PERSON OO

(3)	Calculated based on 216,549,704 shares of the Common Stock, $1 par value, of Air Products and Chemicals, Inc., outstanding as of June 30, 2016, as reported in Air Products and Chemicals, Inc.’s quarterly report on Form 10-Q filed on July 29, 2016.

SCHEDULE 13D

CUSIP NO. 009158106	Page 5

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,973,076
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,973,076
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,973,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%(4)
14	TYPE OF REPORTING PERSON IN

(4)	Calculated based on 216,549,704 shares of the Common Stock, $1 par value, of Air Products and Chemicals, Inc., outstanding as of June 30, 2016, as reported in Air Products and Chemicals, Inc.’s quarterly report on Form 10-Q filed on July 29, 2016.

SCHEDULE 13D

CUSIP NO. 009158106	Page 6

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on July 31, 2013 (the Original Schedule 13D, as amended and supplemented through the date of this Amendment No. 3, the “Schedule 13D”), by Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); PS Management GP, LLC, a Delaware limited liability company (“PS Management”); PS V GP, LLC, a Delaware limited liability company (“PSV GP”); and William A. Ackman, a citizen of the United States of America (together with Pershing Square, PS Management, and PSV GP, the “Reporting Persons”), relating to the common stock, par value $1.00 per share (the “Common Stock”), of Air Products and Chemicals, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. The principal executive offices of the Issuer are located at: 7201 Hamilton Boulevard, Allentown, Pennsylvania 18195-1501.

As of September 12, 2016, the Reporting Persons beneficially owned an aggregate of 16,973,076 shares of Common Stock, representing approximately 7.8% of the outstanding shares of Common Stock of the Issuer. This number includes 4,025,140 shares of Common Stock, and 12,947,936 shares of Common Stock underlying over-the-counter American-style call options.

Except as specifically amended by this Amendment No. 3, items in the Schedule 13D are unchanged.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The three-year commitment period for Pershing Square’s co-investment vehicles in the Issuer (the “PSV Funds”) ends on September 30, 2016. The Reporting Persons sold the Common Stock listed in Exhibit 99.6 to return capital to the PSV Funds co-investors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a), (b) The Reporting Persons beneficially own an aggregate of 16,973,076 shares of Common Stock (the “Subject Shares”), which number includes: 4,025,140 shares of Common Stock and 12,947,936 shares of Common Stock underlying over-the-counter American-style call options. The number of Subject Shares is 3,576,000 lower than the number reported in the last Amendment to the Original Schedule 13D as a result of sales of shares of the Issuer’s Common Stock. The Subject Shares beneficially owned by the Reporting Persons represent approximately 7.8% of the shares of Common Stock issued and outstanding (based upon 216,549,704 shares stated to be outstanding as of June 30, 2016 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 29, 2016).

(c) Exhibit 99.6, which is incorporated by reference into this Item 5 as if restated in full, describes all of the transactions in the Common Stock (or options relating to Common Stock) that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.6, no reportable transactions were effected by any Reporting Person within the last 60 days.

SCHEDULE 13D

CUSIP NO. 009158106	Page 7

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit 99.6	Trading data.

SCHEDULE 13D

CUSIP NO. 009158106	Page 8

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2016

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC,
its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS V GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Member

/s/ William A. Ackman
William A. Ackman

SCHEDULE 13D

CUSIP NO. 009158106	Page 9

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of July 31, 2013, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC, PS V GP, LLC and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	September 25 Letter Agreement.*

Exhibit 99.4	Trading data.*

Exhibit 99.5	Form of Call Option Confirmation.*

Exhibit 99.6	Trading data.

*	Previously Filed